Exhibit 12.1

Bankwell Financial Group, Inc.
Consolidated Ratio of Combined Fixed Charges and Preferred Stock Dividends to Earnings

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011
Fixed Charges
Interest expense, including deposits	$ 2,765	$ 3,192	$ 2,870
Estimate of interest in rental expense	11	17	22
Preferred stock dividends (1)	158	203	299
Total fixed charges	$ 2,934	$ 3,412	$ 3,191

Earnings
Income before provision for income taxes	$ 7,345	$ 1,871	$ 3,201
Add: Fixed charges	2,934	3,412	3,191
Total earnings	$ 10,279	$ 5,283	$ 6,392

Ratio of earnings to combined fixed charges and preferred stock dividends, including deposit expense	3.50	1.55	2.00

(1)	Preferred stock dividends used in the ratio consist of the amount of pre-tax earnings required to pay the dividends on outstanding preferred stock.

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011
Fixed Charges
Interest expense, excluding deposits	$ 532	$ 825	$ 847
Estimate of interest in rental expense	11	17	22
Preferred stock dividends (1)	158	203	299
Total fixed charges	$ 701	$ 1,045	$ 1,168

Earnings
Income before provision for income taxes	$ 7,345	$ 1,871	$ 3,201
Add: Fixed charges	701	1,045	1,168
Total earnings	$ 8,046	$ 2,916	$ 4,369

Ratio of earnings to combined fixed charges and preferred stock dividends, excluding deposit expense	11.48	2.79	3.74

(1)	Preferred stock dividends used in the ratio consist of the amount of pre-tax earnings required to pay the dividends on outstanding preferred stock.